UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Angel Cano, BBVA's President & Chief Operating Officer Madrid, July 31st 2013 Second quarter results 2013
Disclaimer This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and other factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and estimates. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.
Risk Highlights Resilient revenue & solid earnings Financing structure improves Performance affected by Spanish conditions Strong capital Solvency Liquidity Earnings Risk Strong fundamentals
Risk Solvency Liquidity Earnings Highlights Risk Strong fundamentals NPA ratio 5.5% Liquidity gap reduced €15bn (€ balance sheet, first half) Gross income €10,964m (first half) Core Capital - BIS 2.5 11.3% Coverage ratio 68%
Net interest income Quarter on quarter €m Earnings: revenue strength despite environment ... +1.6% Low interest rate environment in developed economies
... reflected by gross income +2.8 % Gross income Quarter on quarter €m Recurring revenue is growing +0.4% Net interest income + fee income Quarter on quarter €m
... thanks to a diversified model Note: excludes Holding. Year-on-year variation in constant € Spain Rest of Europe USA Mexico South America Turkey Asia USA Developed 42% YoY chg. Weight -4.7% Emerging 58% YoY chg. Weight +9.8% Breakdown of gross income 1H13 % Emerging markets are driving growth
Cost management adapted to each region ... Costs contained Investment in infrastructure YoY change 1H13 vs 1H12 (%) Vibrant economies Investment in growth Developed Emerging YoY change 1H13 vs 1H12 (%) Costs 1H13 vs 1H12 +8.0% Note: excludes Holding.
... and operating income remains strong in the quarter Operating income Quarter on quarter €m -1.2 % Spain Rest of Europe Mexico South America Turkey Asia USA Breakdown of operating income 1H13 Superior positioning Note: excludes Holding.
NPA ratio Risk: performance affected by Spanish conditions ... NPA and coverage ratios % Coverage ratio Accum. cost of risk 1.5% 1.5% 1.8% 1.9% 2.2% 3.8% excluding Real estate Real estate business €3bn Unnim absorbed NPAs €bn Provisioning* Quarter on quarter €m * Includes loan loss and property impairment
... in summary: good results affected by non- recurring items €m Solid growth of recurring revenue
Core capital ratio (BIS 2.5) % Capital: solid capital position Compliance with regulatory requirements * Other: mainly the AT1 issue, RWAs and FX effects BIS III fully loaded (Dec.13e) And ... 9% 4.8% Ratio leverage (Jun.13) BIS III fully loaded Equity / Tot.assets 7.8%
So once again ... Strong revenue Solid results Strong structure Net attributable profit €2.9bn Capital 5.5% 3.8% excl. real estate business 68% Liquidity Risk NPA ratio Coverage ratio 11.3% BIS 2.5 €11bn Diversified revenue 58% Emerging 9% BIS III fully loaded (Dec.13e) Total issues +€6bn liquidity gap €15bn (first half) (first half)
Business Areas
Banking activity in Spain: improvements not yet reflected in business activity Lending -0.5% +11.6% Customer funds Business activity in Spain YoY change in average balances Net interest income Quarter on quarter €m Operating income Quarter on quarter €m -9.7% Market share up 190bp thanks to greater discrimination Note: market share includes ODS loans (retail activity). YoY change. - 8.3%
Spain: expected commercial impairment remains NPA and coverage ratios (%) Loan-loss provisions* and risk premium Quarter on quarter (€m, %) NPA ratio - banking NPA ratio - real estate business Overall Spanish coverage * Includes loan-loss and property impairment
€m Unnim absorbed Impact of "floor" ruling Market share gains 2Q13 highlights Banking activity in Spain: income statement
-16.3% Real estate business: exposure 18.0 15.6 15.1 Note: transparency on like-for-like basis: the figures include Unnim but exclude the investment in Metrovacesa * Other foreclosed assets includes foreclosed assets that do not stem from financing family home buying Net exposure to real estate business €bn Sales figures units 6,617 units sold in 1H13
Real estate business: income statement Strong level of sales 2Q13 highlights €m Reduced exposure to developers Retail foreclosures in line with non-performing mortgages
EurAsia: a dynamic area Note: in accordance with IFRS, Garanti is accounted for by the equity method but, for the purpose of this presentation, Garanti's figures are reported based on management figures according to IFRS-8 Garanti Leading franchise Engine of growth Buoyant business +10.8% 23.7% Operating income Quarter on quarter €m
EurAsia: income statement €m
Mexico: growth is maintained Lending +6.9% +6.8% Customer funds Business activity YoY change, in average balances, in constant euros Net interest income Quarter on quarter Constant €m Operating income Quarter on quarter Constant €m +6.5% +8.0% +8.2% Gross income Quarter on quarter Constant €m Solid operating income growing faster than 7% in 1H13
Mexico: risk indicators remain stable NPA ratio Coverage ratio NPA and coverage ratios % Loan-loss provisions and cost of risk Quarter on quarter (Constant €m, %)
Mexico: income statement Constant €m Improvement in deposit mix Defence of leadership Self-financing transformation 2Q13 highlights Note: pension business is included under the Holding.
South America: growth backed by business dynamism Lending +16.9% +26.3% Customer funds Business activity YoY change, in average balances, in constant euros Net interest income Quarter on quarter Constant €m Operating income Quarter on quarter Constant €m +28.7% +14.1% +9.2 % Gross income Quarter on quarter Constant €m
NPA ratio Coverage ratio NPA and coverage ratios % South America: risk indicators remain sound Loan-loss provisions and cost of risk Quarter on quarter (Constant €m, %)
South America: income statement Buoyant growth maintained Investment in infrastructure Portfolios optimized 2Q13 highlights Note: pension business is included under the Holding. Constant €m
USA: business continues to grow Lending +7.7% +11.5% Customer funds +0.3% Net interest income Quarter on quarter Constant €m Operating income Quarter on quarter Constant €m Gross income Quarter on quarter Constant €m Compass business activity YoY change, in average balances, in constant euros Interest rates and fee income impact revenues +7.3% +14.2%
NPA ratio Coverage ratio NPA and coverage ratios % USA: high quality of risk indicators Loan-loss provisions and cost of risk Quarter on quarter (Constant €m, %)
USA: income statement Good business activity 2Q13 highlights Risk and cost management Sensitive to interest rates Constant €m
Summary: BBVA maintains solid fundamentals in the first half Strong revenue Solid results Strong structure Net attributable profit €2.9bn Capital 5.5% 3.8% excl. Real estate business 68% Liquidity Risk NPA ratio Coverage ratio 11.3% BIS 2.5 €11bn Diversified revenue 58% Emerging 9% BIS III fully loaded (Dec.13e) Total issues +€6bn ?Liquidity gap €15bn
Angel Cano, BBVA's President & Chief Operating Officer Madrid, July 31st 2013 Second quarter results 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 31, 2013	By:	/s/ Ricardo Gómez Barredo
	Name:	Ricardo Gómez Barredo
	Title:	Head of Global Accounting & Information Management Department